March 31, 2008

Ms. Effie Simpson

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Sent via e-mail: simpsone@sec.gov

Ref:	Cargo Connection Logistics Holding, Inc.
Form	10-KSB
Filed	April 4, 2007
File No.	0-28223

Dear Ms. Simpson:

The following are the responses of Cargo Connection Logistics Holding, Inc. (the “Company”), including supplemental information, to the comment and inquiry of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated March 27, 2008 and addressed to Mr. Jesse Dobrinsky, Chairman and Chief Executive Officer of the Company (the “Comment Letter”).

Form 10-Q for the quarter ended September 30, 2007

Note 5 - Business Acquisitions, page 12

We note your response regarding the reasons you believe the RadRope license is not impaired. Please revise your disclosures in your upcoming Form 10-K and all future filings to provide clear and robust detail as to the reasons why you believe the RadRope license is not impaired in light of your continued losses from operations and negative operating cash flow. You revised disclosure should be similar in detail as in your response to us. Discuss all material assumptions made by management in its cash flow analysis such as future sales, and potential contracts with government agencies. Your disclosures should be updated timely on an on-going basis to discuss any revisions to your forecasts and/or changes in assumptions made by management. Please confirm that you will comply with this comment and provide us with your planned revisionsto be included in your Form 10-K.

Cargo Connection Logistics 600 Bayview Avenue Inwood, NY 11096 Tel: 800-747-0200

Response

The Company has revised its disclosures in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 on pages 26-27 to provide clear and robust details as to the reasons it believes that the RadRope™ license is not impaired which is similar in detail to that provided in its letter to you dated March 19, 2008, including the material assumptions made by management in its cash flow analysis such as future sales and prospective business with government agencies. A copy of the disclosure included in the 10-KSB is attached as Exhibit A. The Company will provide updates to such disclosures in future filings as appropriate.

If you have any further comments or inquiries, or if the Company can be of any assistance with respect to any of the foregoing responses, please do not hesitate to call the undersigned at 516-279-7000 or our counsel, Neil Kaufman, at 515-247-4425.

Very truly yours,

CARGO CONNECTION LOGISTICS HOLDING, INC.

By:	/s/ Scott Goodman
Scott Goodman, Chief Financial Officer

cc:	(via e-mail transmission)

Jesse Dobrinsky

Neil M. Kaufman

Effie Simpson

Jean Yu

Cargo Connection Logistics 600 Bayview Avenue Inwood, NY 11096 Tel: 800-747-0200

EXHIBIT A

NMDT

In December 2006, the Company acquired NMDT, in a tax-free stock-for-stock exchange for 168,539,326 shares of the Company’s Common Stock valued at approximately $1,500,000. NMDT holds a license to a patented portable nuclear material detecting technology (the “License”). The license agreement provides for payments to the licensor of up to 7% of the net revenues from sales of products utilizing the patent rights, subject to minimum annual fees payable to the licensor, beginning in the second year of the licensing agreement, which range from $5,000 in year 2 to $30,000 in year five after the product is available for production. The Company is in the process of developing, with the licensor, a market-ready nuclear radiation detection device, called RadRope™, which inspectors at transportation hubs can utilize to rapidly detect the presence of nuclear material in sealed containers without the use of harmful x-rays, to service the logistics, transportation and general cargo industries.

The Company believes that the value of the License of $1,316,854, which was based on the value of the shares of common stock issued by the Company in this transaction, was justified based on the projected value of the acquired License and the underlying technology. The Company does not believe that any events or changes in circumstances have occurred indicating that the carrying amount of the RadRope™ product based on this technology may not be recoverable, as evidenced by the estimates of future (undiscounted) cash flows expected to be generated by the RadRope™ product and used to test for recoverability under FAS 144 (as described below). As a result, management has concluded that there should be no impairment under SFAS 144. Likewise, in accordance with the guidance set forth in SFAS 142 paragraph 15, the Company believes that the further development of the RadRope™ product at the end of 2007 and the beginning of 2008 required no additional impairment analysis as the carrying amount of the technology did not exceed its fair value. In addition, the Company believes that the licensing rights, if it needed to sell them or sublicense them, would exceed the fair value of this asset as reflected on the Company’s balance sheet.

The Company anticipates that NMDT’s cash flow needs will be addressed through deposits to be received for products which are sold to customers. Research and development and preliminary selling, general and administrative costs have been paid for by the patent owner.

The following events and circumstances helped determine the Company’s analysis:

•

The technology underlying the RadRope™ product was developed by a laboratory unit of the United States Department of Energy, and the patent owner has continued to be engaged in the development of the product after the acquisition by NMDT of the license for this technology. Pursuant to the relationship between the Company and the patent owner, NMDT will market and manufacture the product after the patent owner has completed the modifications to the device and it is ready for production.

•

The Company has received input from potential customers, in response to which the patent owner made modification/updates to the device. In January 2008, the Company received new schematics for the device. These schematics reflect the next generation of the device with some minor modifications to both the hardware and software. The Company believes that the RadRope™ product is saleable in its current design stage. However, management has made the determination that it is in the Company’s best interest to sell the new generation of the product, in order to minimize needs for parts, maintenance and support upgrades. The costs for these upcoming modifications and updates are to be borne by the patent owner and are expected to be inconsequential. The Company currently anticipates that this second stage of research and development should be completed by the end of the second quarter of 2008. It also believes that its first sale should occur in the third quarter of 2008 with delivery in the fourth quarter of 2008, though there can be n assurances that the revised product will be marketable without additional revisions, improvements and possible resulting expenses to the Company.

•	The RadRope™ product has received interest from the U.S. Department of Homeland Security’s Customs and Border Patrol, the United States Coast Guard and the Department of Defense (“DOD”).

•

The Company has presented or expects to present the RadRope™ product to representatives of two U.S. Senators who are members of the appropriate Senate committee. The Company has been advised that the staffs at the Department of Energy and the patent owner that they have met with representatives of the DOD and have also provided them with a working prototype, with respect to which DOD has asked for specific minor modifications. Once those modifications are completed and delivered by the patent owner, the Company believes that orders will be forthcoming to NMDT, at which time the Company expects that the Department of Energy representatives will introduce representatives of NMDT to DOD. The cost for modifications and updates for this prototype are being incurred by DOD.

•

Given the interest in the RadRope™ product from the United States Customs and Border Patrol, United States Coast Guard, and the DOD, the Company is confident that the RadRope™ product will succeed in generating significant sales.

•

The Company also believes the marketing of the RadRope™ product will not be exclusive to the governmental agencies noted above. The technology itself can be transferred from a portable device to accommodate fixed portals in airports, train stations, ports of embarkation for ocean vessels, etc. The Company believes that as the functionality of the device and its uses increases, it will be deployable in diverse applications, and that potential customers include government and private purchases, both domestically in the U.S. and internationally.

•

The Company expects that when the deployment of the RadRope™ product commences, the Company will generate revenues through product sales and software licensing and support, software upgrades for the device and the sale of spare parts.

•

The Company believes that it will be able to sell each unit of the RadRope™ product, in its most complex application, for approximately $10,000, as compared to approximately $100,000 for any roughly competitive product. As the RadRope™ product evolves and the applications diversify, the Company expects that the costs of each application will vary depending upon the size and scope of the application needed. The Company’s estimates of future cash flows are based on the RadRope™ product’s cost-effectiveness and the interest already communicated to the Company. The Company estimates that its cost to create one unit of the RadRope™ devices will be approximately $2,000 (including material costs, labor, lab testing, field testing, and transportation costs). The Company believes that it should be able to sell at least 250 units per year, which would represent sales of approximately $2,500,000 per year, with potential net profit of $1,900,000 per year, from the sale of the RadRope™ product, after taking into account an estimate of approximately $100,000 in selling, general and administrative expenses for this business in its first year of product sales.

•

The Company anticipates that once the RadRope™ product is in production, the independent contractor who will ultimately manufacture the device on behalf of NMDT would be responsible for any warranty work associated with the device. NMDT would deal with the necessary and required upgrades and maintenance through continued research and development performed internally or outsourced to a third party. The Company expects that until the RadRope™ product is actually in production, it would incur no out-of-pocket expenses for either, as this work is currently being performed by the patent owner. In addition, the Company may apply for government grants to the extent available and necessary to fund any costs incurred. The Company believes that once an order for the RadRope™ product is placed with NMDT, the required deposits associated with the device would fund the Company’s preparation for the initial setup and production of both manufacturing and support operations. The production and deployment time of the device is expected to be between 90 and 120 days. This includes the purchasing of all components and the required waterproof housing necessary for the device for its most complex application.

The above factors demonstrate the Company’s reasonable belief that the value of the projected revenues of and cash flows from the RadRope™ product exceed the value of NMDT on the Company’s balance sheet.